JANUARY 03, 2017 / 04:00PM GMT, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Filed by Delek US Holdings, Inc
(Commission File No. 001-32868)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Alon Energy USA, Inc.
(Commission File No. 001-32567)

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc EVENT DATE/TIME: JANUARY 03, 2017 / 4:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S Keith Johnson Delek US Holdings, Inc. - VP of IR Uzi Yemin Delek US Holdings, Inc. - Chairman, President and CEO Fred Green Delek US Holdings, Inc. - COO Assi Ginzburg Delek US Holdings, Inc. - CFO Mark Smith Delek US Holdings, Inc. - EVP C O N F E R E N C E C A L L P A R T I C I P A N T S Brad Heffern RBC Capital Markets - Analyst Doug Leggate BofA Merrill Lynch - Analyst Roger Read Wells Fargo Securities, LLC - Analyst Blake Fernandez Scotia Howard Weil - Analyst Paul Cheng Barclays Capital - Analyst Gabe Moreen BofA Merrill Lynch - Analyst Fernando Valle Citigroup - Analyst Johannes Van Der Tuin Credit Suisse - Analyst Lin Shen HITE Hedge Asset Management - Analyst P R E S E N T A T I O N Operator Good morning, my name is Heidi, and I will be your conference operator today. At this time I would like to welcome everyone to the Delek US conference call. (Operator Instructions) Thank you. Keith Johnson, you may begin your conference. Keith Johnson - Delek US Holdings, Inc. - VP of IR Thank you, Heidi. Good morning. I would like to thank everyone for joining us on today's conference call and webcast to discuss our transaction to acquire the remaining outstanding shares of Alon USA. If you have not already done so, please see the slide deck available on the investors section of our website. We will be referring to this information during our prepared remarks this morning. Joining me on today's call will be Uzi Yemin, our Chairman, President and CEO; Assi Ginzburg, our CFO; and Fred Green, our COO, as well as other members of the management team. As a reminder, this call may contain forward-looking statements as that term is defined under federal securities laws. For this purpose, any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words believe, anticipates, plans, expects, and similar expressions are intended to identify forward-looking statements. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

You are cautioned that these projections and other forward-looking statements may be affected by important factors set forth in our filings with the Securities and Exchange Commission. As a result, actual operations or results may differ materially from results discussed in the forward-looking statements and projections during this call. We undertake no obligation to publicly update any forward-looking statements or projections, whether as a result of new information or future events, or otherwise. I also point you to the disclaimers in our slide deck at the beginning as well for additional information. With that, I will turn the call over to Uzi. Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Thank you, Keith. First, I would like to thank the employees of Delek and Alon for the support and hard work on this transaction, and thank the members of Alon's special committee for their cooperation during this process. We are very excited to announce the agreement for Delek US to acquire the remaining outstanding shares in Alon that we do not already own. This transaction will create a stronger more diverse Company, with a large premium presence as it benefits from Delek's strong financial position and expertise in developing assets, combined with Alon's focus on reliability and retail position. The combination of the two companies creates a refining system that will be one of the largest buyers of Permian crude among the independent refiners, provides logistics asset value that can be unlocked through future dropdowns and brings an integrated retail business in the Permian Basin that we can continue to invest in for the future growth. It creates a larger asphalt and renewable business and a broader marketing platform serving the area of West Texas to Arizona. We believe that we can attain synergies of $85 million to $105 million in 2018, and potentially unlock $72 million to $84 million of annual logistics EBITDA from this combination. This larger, more diverse company will be better positioned to compete in the future and remain focused on creating value for our shareholders. Now, I would like to give an overview of the agreement. This is an all-stock transaction, which enables all shareholders to participate in the future performance of the Company, and results in a strong balance sheet on a combined basis. Delek US has agreed to acquire each outstanding share of Alon common stock that Delek US does not already own for a fixed exchange ratio of 0.504 shares of Delek US common stock for each share of Alon common stock. This represents a 5.6% premium to the 20 trading day volume weighted average ratio through December 30, 2016, or 0.477. Currently, Delek US owns approximately 33.7 million shares of Alon's common stock, out of approximately 72 million common fully diluted shares outstanding. Following the closing, Alon's shareholders will have an ownership interest in Delek US of approximately 24%. We expect the transaction to close in the first half of 2017, and subject to customary closing conditions, including regulatory approval and approval by the majority of votes cast of Delek US shareholders and approval by the holders of the majority of the remaining 53% of Alon shares, which excludes the 47% of Alon shares owned by Delek US. Now, I will turn the call over to Fred, to discuss in more detail the combined Company. Fred Green - Delek US Holdings, Inc. - COO Thanks Uzi, and good morning, everyone. This combination creates a $2.8 billion enterprise value company, and we believe that it offers the potential to unlock value for all shareholders. Taking into consideration $95 million of synergies and 2018 Street estimates, we believe that the transaction should be highly accretive on an earnings per share basis. With a strong balance sheet on a combined basis, we should be able to move forward with growth opportunities, as we evaluate different organic projects. In addition, the ability to unlock logistics EBITDA should provide additional cash flow to Delek US in the future. As you can see on slide 6 of the presentation, we have a much larger geographic footprint on a combined basis. With the addition of Alon's 73,000 barrel per day Big Spring, Texas, and 74,000 barrel per day Krotz Springs, Louisiana refineries, the combined Company will have approximately 300,000 barrels per day of crude throughput capacity from our full refinery system. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

With the addition of Alon's asphalt business and logistics assets reporting their refineries, we will be able to unlock value through partnering with DKL for future potential dropdowns. The retail system of approximately 307 stores in the Southwest is supported by the Big Spring Refinery, and offers a platform for future growth. We will evaluate assets in California to determine the best option for those operations in the future. Through this combination, Delek US will control the general partner and hold an 81.6% limited partner ownership interest in Alon USA Partners, which is where the ownership of the Big Spring Refinery resides. Moving to slide 7, we will be the seventh largest independent refiner, and our crude slate will be predominantly Permian based. The geographic footprint is complementary to Delek US' refineries, and further enhances our access to cost advantaged crude. The combined refining system should have access to approximately 207,000 barrels per day of Permian Basin-sourced crude, or approximately 69% of the total crude slate. This consists of approximately 117,000 barrels per day in the Delek US system, and approximately 90,000 barrels per day in the Alon system. Historically, Midland has been at a discount to Cushing, providing a cost advantage to the refineries that have access. We believe that the Permian Basin remains one of the more attractive basins for producers, and as production grows, it should continue to provide cost advantaged crude for us in the future. The refining system has a very competitive operating cost per barrel profile, as shown on slide 8. With Delek US completion of a large capital investment cycle, we can now focus those resources in the technical expertise on Alon's assets, as we evaluate a backlog of refining projects, and explore additional efficiencies that can be derived from a larger system. One advantage of this combination from an operating perspective is that the refineries are similar in size and technology. This should translate into more efficiency in applying technical expertise and best practices across a larger system. By applying Delek US' experience of improving asset performance, controlling costs, and investing in its operations to the combined company, we believe that we can create synergies of $85 million to $105 million in 2018, which is the first full year of operation on a combined basis. This will come through a series of operational, financial, corporate and commercial initiatives. In addition to what we have outlined today, as we integrate the companies over the next 12 to 18 months, we believe that we will continue to benefit from a larger system that should create additional growth opportunities on the commercial and operational side of our business. These initiatives should continue to improve performance and drive further synergies in the future. We believe that the benefit from Delek US' strong balance sheet will support a reduction in interest expense on a combined basis, which is also included in our synergy estimate. This combination brings the opportunity to unlock significant value for shareholders, through the future potential dropdowns of logistics assets to DKL. The Alon assets have an estimated $46 million of annual logistics EBITDA through a combination of asphalt terminals and logistics assets supporting the Big Spring Refinery. In addition, there are logistics assets at Krotz Springs with approximately $32 million of annual EBITDA, that could potentially be dropped down in the future. The creation of a larger refining system should offer the opportunity for logistics projects in the Permian and Delaware Basins in the future to support that system. The combination of the potential dropdowns and ability to support a larger refining system should provide additional visibility for long-term growth at DKL. It should also support double-digit distribution growth for DKL beyond the 10% guidance we provided for 2017. As DKL distributions increase, Delek US should benefit from increased cash flow through its ownership of the general partner and limited partner units, as well as cash generated as the assets are dropped down. This cash flow can be applied to growth initiatives in the future. As an example of this cash flow growth potential, based on the current DKL guidance for distribution growth in 2017, Delek US would receive approximately $42 million of LP distribution, and $19 million of GP distribution, for a total of $61 million. While DKL has not updated its outlook beyond 2017, if we applied a 10% distribution growth through 2020 for illustrative purposes, Delek US' total distribution is estimated to increase to approximately $98 million in 2020, consisting of $56 million LP and $42 million GP distributions. This could potentially be supported by the EBITDA created from the dropdown of Alon's logistics assets. Actual results would be subject to growth rates, dropdown timing, and performance at DKL. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

We will gain additional diversity in our operations, with the addition of a wholesale marketing and retail system in West Texas. There are approximately 307 retail locations in the Southwest that are supported by the Big Spring refinery. We plan on working with the team to apply our previous experience in improving and growing a retail platform to create value from this system. Also, Alon's wholesale marketing in West and Central Texas and in the Southwest, which is supported by the Big Spring refinery, further extends Delek's marketing reach beyond West Texas into New Mexico and Arizona. The combined Company will have a much larger marketing platform, with the ability to reach the Southeast through the Colonial pipeline system. On a combined basis, the Company will have 600,000 barrels per month of space on that system. Through the El Dorado Refinery, we have connection to the enterprise TEPPCO system to ship products to Memphis, Little Rock, and further north, as needed. In the Southwest, the Big Spring Refinery has access to the Tucson and Phoenix markets, as well as access to the Magellan system through Duncan, Oklahoma. This footprint enhances our overall commercial presence, and we should benefit from those economies of scale over time. Both our asphalt and renewables businesses will grow through this combination. The combined asphalt business will have a sales volume nearing 1 million tons per year, and we should benefit from Alon's asphalt marketing expertise. In renewables, we will have approximately 61 million gallons per year of capacity, and during the third quarter of 2016, operating income on a combined basis from those assets was approximately $9 million. With the location of the biodiesel plants relative to our refineries, it also offers the opportunity for logistics efficiencies in the system. Now I will turn the call over to Assi. Assi Ginzburg - Delek US Holdings, Inc. - CFO Thank you, Fred. Turning to page 16, Delek US strong financial position and an all equity offer creates a combined balance sheet that should provide flexibility to manage the current refining environment and invest in shareholder value creating initiatives. Including the cash proceed received from Delek US sale of the retail business, the combined balance sheets based on September 30, 2016 would have close to $1 billion of cash, and net debt of approximately $421 million. Based on the 2017 consensus EBITDA estimate and $75 million of run rate synergies, the net debt to EBITDA leverage ratio would be 0.9. The financial position should enable us the ability to reduce the cost of capital of the combined organization, and realize interest expense savings in 2018. Based on the 0.504 exchange ratio, we expect the combined Company to have approximately 81.3 million common shares outstanding, following the close of this transaction. Taking into consideration the midpoint of $95 million of synergies that we have outlined, we expect this transaction to be highly accretive in 2018, which is the first full year of operation following the combination. In addition to creating value through synergies, unlocking logistics value, and leveraging the larger, more diverse Company to take advantage of opportunities in the market, returning cash to shareholders will continue to be part of our capital allocation program. Our previous repurchase program expired on December 31, 2016, and we have put in place a new $150 million share repurchase authorization for Delek US, which does not have an expiration date. Turning to page 17, this transaction for the remaining 53% of an enterprise value of $675 million. The valuation of this transaction based on 2017 consensus EBITDA for Alon and $75 million of run rate synergies is 4 times on an EV/EBITDA basis and 3.6 times based on 2018 estimates. This compared favorably to the current peer trading multiple as shown on slide 17. Looking at the combined Company 2017 EV to EBITDA, we estimate that this is approximately 5.9 based on $24.07 share for DK stock, and the combined September 30, 2016 capitalization, and using the 2017 consensus EBITDA plus synergies. Now, I will turn it over to Uzi for his closing remarks. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Thank you, Assi. We are very excited by the potential that the combined Company holds for future value creation for all shareholders, and we look forward to working together with the team at Alon to integrate these organizations. By utilizing their experience, expertise, and market position of this larger more diverse company, we believe that more value can be created together than as separate companies. As we move forward over the next 12 to 18 months, we're excited by the opportunities to drive performance of this organization, as we integrate this larger platform, and we look forward to outlining additional initiatives in the future. Again as we started this call, I would like to thank the employees of both Delek and Alon for their efforts to successfully reach this agreement, and I look forward to working with them as we integrate these companies. Also, I appreciate the cooperation of the members of the Alon special committee during this process. With that, Heidi can you please open the call for questions? Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) Brad Heffern, RBC. Brad Heffern - RBC Capital Markets - Analyst Congratulations on the deal. Uzi, can you talk little bit about how this deal affects ALDW? Do you see that as being valuable as a standalone vehicle going forward with the combined Company? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Brad, I'm going to voice my opinion here. I was very clear in the past, and I think that I even changed my mind since then. I think that personally I do not believe in that vehicle. I do believe that refiners need to have a tremendous amount of liquidity, and I do believe that the variable MLP is not a great vehicle for refiners. So today we are during the first step into simplifying our structure, by trying to combine two companies, so now we'll have three public companies, but the end goal is, and I want to be clear, the end goal is not to have three public companies but to have two. One, the C Corp, if you will, Delek US, and underneath it, more traditional MLP, with each we're trying to create a fee-based fixed income vehicle. Honestly, I don't see ALDW long-term future with us. Brad Heffern - RBC Capital Markets - Analyst Okay. That's very clear, and thinking about Alon's retail, obviously you recently sold Delek's retail business. Do you think about Alon's differently? There is probably more integration there than there was with the DK assets? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO There are several components to that, Brad. First of all, it is more integrated. Second, the potential, because of the area that Alon is convenient to, IE, the Permian. That potentially is probably needs to be evaluated in a different light. Also, if you will, Alon over the years have built what we call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

mega stores, so I'm -- we would like to see and explore the opportunity to build some mega stores in the area before we jump into selling these stores. Brad Heffern - RBC Capital Markets - Analyst Okay. Understood. And one for Assi. What happens to the converts that Alon has, as a result of this transaction? Assi Ginzburg - Delek US Holdings, Inc. - CFO At this point, nothing happens to the converts. In an all-equity transaction, the convert basically will turn into a DK convert. Brad Heffern - RBC Capital Markets - Analyst Okay. I will end it there. Thanks. Operator Doug Leggate, Bank of America Merrill Lynch. Doug Leggate - BofA Merrill Lynch - Analyst Happy new year, everybody. Uzi, congrats on getting this done. I know it's been a challenge for quite some time, but I wonder if I can ask a few questions. First of all, on the broader non-core asset sales, obviously Alon has some dormant assets that haven't been utilized for quite some time. In addition to the potential retail, what else do you see by way of potential asset sales to build Alon's portfolio? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Again, it's early to form an opinion by the Company. But I was never shy, Doug, to volunteer my opinion, so I will volunteer it again. I do believe that the California assets, we still need to look at the renewables, but the California assets are not something that the combined system, we will have to look at that strategically. Probably see if there's different use to that or different use for somebody else. I'm sure that you are curious about Krotz. Krotz is an asset that we will need to look at very carefully. As we all know, Krotz will need some capital, Delek US already has invested capital, that's one of our expertise. At the same time, some big portion of Krotz crude can be premium crudes. At the same time, we know that in tough times, Krotz is not performing great. Let me be clear. I think nowadays Krotz is performing pretty good. Obviously, margins are pretty healthy, but we will need to do some sensitivity on that and make a decision. The Big Springs refinery is probably one of the best refineries in the country. So I don't see anything going on with that refinery outside of investing more capital in that refinery. Doug Leggate - BofA Merrill Lynch - Analyst I appreciate the answer. 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO No problem. Doug Leggate - BofA Merrill Lynch - Analyst Uzi, my follow-up if I may. Synergies have obviously been a moving piece. When you come up with your initial synergy target, I don't want to put words in your mouth here, but to what extent have you risked your synergy estimate at this point? I will leave it there. Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO That's a great question. If you turn to page 9, the presentation back. You will see four buckets of synergies. These are four buckets of synergies going from commercial, operational, then financial and corporate. Let's take them one by one. Let's take them one by one, Doug, for everybody's benefit. The commercial. That is probably the hardest one to estimate. The others are pretty good, but we try to be conservative here. In this bucket, we have four different buckets within that one bucket, which is crude, product, renewables and asphalt. If you look at crude, obviously being one of the biggest buyers in the Permian, together with the fact that we have gathering expertise, which Alon doesn't have. Together with the fact that there are several pipelines that either we are invested in, or we have T&Ds, or we have a space. We think that crude can be very beneficial to us. Also, the fact that we are a big buyer will allow us to improve the quality of the crude that we're getting out of the Permian. As we all know, they are different types of qualities. The second bucket on the commercial side again, is product. We have, or Delek has, colonial space. While Alon doesn't have colonial space, Delek has marketing optimization along some areas because of the terminals that Alon has, and at the same time, Alon has huge expertise with wholesale, and the Alon brand which we think can be developed out farther, so that is another bucket of synergies. On the renewable side, we are both sides buying separately ethanol, and we can probably combine it as making Dallas a hub, and have more unit trades and more trading around this activity. Also, of course biodiesel, Alon has biodiesel plant in California. Delek has two biodiesel plants, one in Arkansas, and the other one in Texas, and combining them to create some synergies. The recent activity is part of that bucket again. And also, asphalt. If you will, that is a very complementary system. Alon produces hard asphalt while Delek produces soft asphalt, and together with the 15 terminals that both companies operate or own, or own and operate, that will create some synergies. Now we have factored all of these. The numbers came higher than what we have now. But we took a factor down because we want to make sure that we hit our numbers. That is one bucket. I know that was a long answer for this one bucket, but I want to make sure that you know that we did a lot of work. Obviously, we had the benefit of a year and a half being in both companies. So we did a lot of work. If I may, I will turn the call over to Fred to talk about two other buckets, and then we have Assi talking about the fourth one. Fred, do you want to take that one? 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Fred Green - Delek US Holdings, Inc. - COO Sure. Doug, on the operational side, to answer your question, the numbers that fall in this bucket, in terms of our $13 million to $15 million estimate, are not risk numbers. They are things that we have already identified. For example reduction in our property damage and business interruption insurance coverage, the premium cost reductions. The other big area on the operational side is the extension of our procurement practices and negotiated agreements, where we included the ability to move the benefits under our new agreements, or extend those over in the event we purchase additional assets or grew our company. On the operational side, very little risk. Now, we fully believe that there are additional synergies that we will be able to achieve on the operating side, but those are softer and we did not want to the numbers out that, as you rightly bring up, were numbers that were at risk. We wanted to be conservative. On the corporate bucket, so these are pretty simple estimates, and again, very low risk. We spent quite a bit of time working with PWC to identify and quantify integration benefits of pushing the two companies together. So reducing public company costs, redundancy in G&A activities, et cetera, so we think we're very firm on those numbers, and easily achievable. So, Assi? Assi Ginzburg - Delek US Holdings, Inc. - CFO Doug, I think I had the easiest work your between Uzi and Fred. As you all know, Delek US' balance sheet is one of the strongest in the industry. After completing this transaction, we will have close to $1 billion of cash on hand. Therefore, Delek is buying most of its crude based on open credits, while Alon at the same point will need to issue letters of credits in order to buy its crude. We think that will be a reduction of $5 million to $6 million by eliminating approximately $150 million of LoCs that Alon is issuing. On top of it, as you all know, both ALDW and ALJ has a term loan and convert that has a cost of 8% to 9.2%. We believe through dropdown process we will be able to refinance that debt through DKL directly. Probably 4% cheaper, which reduced the cost by an additional $10 million. And then by eliminating some credit facilities that Alon has, we believe we will be able to reduce some bank fees across the board. I don't know if you had any questions for me or Fred with respect to the -- Doug Leggate - BofA Merrill Lynch - Analyst I think you've given a very thorough answer to all of that, so thank you for that. The comforting factor is that there is probably some upside to these numbers, is the point I was trying to get to. Congratulations, again, and thanks for giving such an extensive answer. Operator Roger Read, Wells Fargo. Roger Read - Wells Fargo Securities, LLC - Analyst Congratulations on getting the deal, just short of two years, Uzi. Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Wow. I'm giving birth. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Roger Read - Wells Fargo Securities, LLC - Analyst I'm just laughing. The Super Bowl is going to be in Houston this year, and I remember, the original conversations were that they began around the Super Bowl. Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO That is correct. I'm going to turn off my phone this Super Bowl. I won't do any deals. Roger Read - Wells Fargo Securities, LLC - Analyst Enjoy the game then. If we could maybe follow up on a couple of things. I understand the synergies, that was very helpful. As we think about some of the businesses that are here that might not be, or let's just say aren't true refining businesses down the line. So the renewables business, when you mentioned in California. Was that included? And then, if we think about asphalt as a contributor to MLP eligible EBITDA, does that mean that asphalt should be considered more or less a structural part of the Company going forward? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Let me take it one by one. First of all we think as long as we have this renewable mandate, we think that we need to be in that layer of business. Now we need to look at the valuation of that business, but I want to make it clear. The renewable business, the combined renewable business for both Alon and Delek have made $9 million of EBITDA in the third quarter of 2016. So it is growing nicely. There is some opportunities in the renewable business, both within Delek and within Alon, because there is an opportunity to expand that plan. So we will need to look at that strategically, and make a decision on that, even though I must say that nowadays I feel good about renewables as part of our business. California, as I mentioned geographically, outside the renewable, outside the plan, I don't see it as strategic as others may see it, so we need to look at it very carefully. So this is to that part. In terms of the asphalt, Roger as you probably remember, when we expanded the El Dorado, we made the decision that we will have the flexibility to run either heavier crude, or heavy if I could expand on that, or light crude. It depends on the differential. Having the outlet for that bar, that we did not have in the past, may open up opportunities. We didn't put a lot of synergy numbers into it, but it may open opportunities for both companies to blend more than asphalt than what we do now. Obviously, you mentioned DKL. The asphalt terminals may be dropped down to DKL, we have laid down in this presentation earlier the idea of -- I think it's page 10. The asphalt terminals, $11 million to $13 million of dropdowns, and then on top of that as second phase the Big Spring asphalt terminal of another $9 million to $11 million. That's a nice tap. Obviously we expect DKL to react nicely to this announcement, as we show big dropdown coming forward its way. So for me, the asphalt terminals will be part of the DKL strategy. Roger Read - Wells Fargo Securities, LLC - Analyst Okay. Thanks. That my last question, because it was brought up earlier here. Krotz Springs has been an asset, just in general, a light crude asset on the Gulf Coast is always going to be a little more challenged than average. What would be the timeline we should think about for you, to post the 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

closing of this transaction, to fully evaluate what you want to do with Krotz Springs, and maybe at least give us an idea of the broader CapEx commitments of Tier 3 and other upgrades that might need to be done there? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Again, that's a great question which we ask ourselves probably every day. Krotz Springs, we can take different paths to Krotz Springs. First of all, it's clear to us that during the downturn, the refinery is not performing as good as it can be. So we will need to look at several components of Krotz Springs. First of all, obviously the cost. Not the cost of crude itself, but the cost to deliver barrels to the refinery. That's a thing that we will need to look at it very carefully. Second, the operation itself, you mentioned that it's a light sweet crude refinery, but it needs some attention in terms of different units, if you will. Not only the Tier 3 gasoline. Obviously the products that right now are being sold at the colonials, while Delek US has some colonial space. So these components will need to be evaluated versus other means of -- or other ideas of capital. Now we don't take an idea of shutting down a refinery too light. We do not want to make a mistake and then regret it. I'm not going to put the gun on the table with timeline, but obviously this is heavy on our mind. Roger Read - Wells Fargo Securities, LLC - Analyst Okay, that's helpful. And then just one last little question, because you talked about Midland barrels and the exposure there. Can you give us a quick rundown of the net back of Midland deliveries to Big Spring to the two Delek units and then across also to Krotz? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO I'm sure we can provide you that after the call, I'm not sure I have it in front of me now. I'm sure Keith will be happy to do that. I'm sorry, I just don't have it in front of me. Roger Read - Wells Fargo Securities, LLC - Analyst No. That's perfect. Thanks, and congrats again. Operator Blake Fernandez, Howard Weil. Blake Fernandez - Scotia Howard Weil - Analyst Congrats on getting the deal done. My question, part of the Delek story was a rollover in capital moving forward. Obviously during the call, I think Fred articulated some growth opportunities, and you just ran through some evaluation you need to do on Krotz. What I'm looking for, can you give us a guide on how we should be thinking about capital spending into the 2017, 2018 timeframe? 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Well 2017, let's talk about 2017 and we are planning to give guidance more than just 2017, but let's just talk about 2017 for now. You can probably assume that this is a refinery, probably $25 million to $30 million of sustaining capital, call it $20 million to $30 million, depends on the refinery. You can probably assume $20 million or $25 million of logistics. And then there will be some capital needed here, to integrate the two companies. We didn't publish these numbers just yet. We will probably do that in the near future, but that will be part of the equation. Obviously on top of that, some capital that is needed on the renewable side and the corporate side. Blake Fernandez - Scotia Howard Weil - Analyst And just to be clear, that's sustaining capital, so really no growth contemplated at least this year? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO When we say sustaining capital, it's not fixing a valve. If we need to open up a unit, if we need to change a heater, if we need to upgrade a couple of units, that's part of that $20 million to $30 million. It's not fixing units that are breaking. Fixing units that are breaking is not more than $2 million, $3 million, $4 million a year. We're talking about upgrading some units that will make them better units and not just this machine is coming to the end of life and then we're going to just change that compressor. Blake Fernandez - Scotia Howard Weil - Analyst Got it. Okay. The second question is on the Board approval for the buyback program. Given Assi's comments on reducing the cost of capital, you elected to do equity on the transaction, the balance sheet is in great order. However in order to achieve that cost of capital, you will be looking to reduce debt or maintain liquidity. So is it fair to think the buyback program is on the back burner for the time being? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO I will let Assi complement my answer, but the short answer is obviously no. We do believe that if the environment is reasonable environment, and reasonable crack spreads, that shareholders need to enjoy more than just the dividends that we're giving. So the $150 million is -- we did the start deal because of the convert situation. We did not want to lose a lot of value of the converts of Alon by triggering them. So I wouldn't assume that there is no buyback. Actually, I would assume the opposite. Assi, do you want to add anything to that? Assi Ginzburg - Delek US Holdings, Inc. - CFO I would just mention that we won't be able to buy stocks at least before -- for sure before we publish our Q4 results. But it is not on the back burner. Now that we have got the cash profits from the Delek retail sale, we have close to $1 billion between us and Alon. We are also in a very reasonable environment for January, when crack spreads in the Gulf, the 532 is close to between $15 and $16 in the last few days, which means that in that situation both companies are providing significant cash flow as part of our operation. Uzi also mentioned the light CapEx relatively for 2017, almost in line with what we saw in 2016, as no refinery had turnaround this year. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

So we have good free cash flow. The current environment is very good and if it will allow us, it should allow us to continue and buy back our stock, and if you think about $150 million, it's basically compared to 5% of the market cap of the combined company, which makes a lot of sense to buy it over time. Brad Heffern - RBC Capital Markets - Analyst Got it. Thanks. Operator Paul Cheng, Barclays. Paul Cheng - Barclays Capital - Analyst Several quick questions. Do you have a rough number what is Krotz Springs Tier 3 combined costs going to be? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO We do have an estimate for that, we haven't published that yet. That will be part of - if you remember, all refineries, the four refineries have until 2020 to comply with Tier 3, so we are planning to publish the numbers for all refineries in the near future. Paul Cheng - Barclays Capital - Analyst All four refineries, you classify as a small refinery for Krotz Springs at 85,000 barrels per day? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Remember, the way you measure it, and Fred can complement me here. The way you measure it is, based on actual crude that you raise, not nameplate. So all refineries will complying with that. Fred, do you want to add anything to that? Fred Green - Delek US Holdings, Inc. - COO No. That's correct. Paul, just as an FYI, several years ago, Alon derated their refinery from a nameplate capacity to 74,000. Paul Cheng - Barclays Capital - Analyst Okay. So you have until 2020. If you're going to comply, that means you have to start spending money in 2018, I presume? Fred Green - Delek US Holdings, Inc. - COO Not necessarily. Paul, one of the reasons why we're not presenting information with respect to Tier 3 at Krotz today is because there are multiple potential ways to reach compliance, and depending on what route we ultimately pick for capital spending at Krotz, it may be a different estimate. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Paul Cheng - Barclays Capital - Analyst I see. Uzi, on Alon US Partners, when is the next step you plan to be? Is there a timeline that you can share? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO That's a great question, again. I mentioned that we do not believe in that -- I don't believe in that vehicle. I must say, though, it depends on the yield and the returns. I learned my own lesson two years ago when I said things, and then the market changed against what I believed. So as long as -- long-term, we don't believe that ALDW needs to be a different public company. However, I want to be clear, because I want everybody on the call to understand. That depends on yield structure. That depends on cost of capital of that vehicle. So I wouldn't put it, again, like I said earlier. I wouldn't put a gun on the table here, committing to a timeline and then have the market changing, if you will. But I think the path forward is certainly to simplify the capital structure of the Company. Paul Cheng - Barclays Capital - Analyst Yes. On page 10 on your presentation, the Krotz Springs dropdown inventory of $32 million. If you decide not to run it as a refinery any more, what that number will change to? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO I'm not comfortable on giving any numbers at this point. Obviously, today it's a refinery, and we need to evaluate if we really want this to be a refinery or not. And if we don't, then we present a different number. This is based on the idea that we're running Krotz Springs as a refinery. Paul Cheng - Barclays Capital - Analyst And on the asphalt, if I look there maybe I get the number wrong, but 2012 to 2016 Alon EBITDA in the asphalt segment is less than $5 million. So for the $12 million, today, that's certainly not a problem because I think we're probably in the upswing. But once you drop it, you have to go up and down in the cycle. So is that a concern? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Absolutely not, because I think that Alon did a great job. Alon hired a wonderful manager over there to run the business. He did an amazing job in improving the business. Also, I am going to remind you what I said earlier, Paul. There are a lot of synergies in the asphalt operation and the blending side, which I'm not going to get too technical here, that will provide a tremendous amount of value to that business. So I am not concerned at all on these $11 million to $13 million. Paul Cheng - Barclays Capital - Analyst Okay. Two final questions. One for DKL, is that guidance that what does the dropdown pace may look like, once you complete the deal? Secondly on the buyback, based on what Assi and Uzi, what you said, should we assume that would be funded not by the cash on hand but by the excess positive free cash flow going forward? 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Assi Ginzburg - Delek US Holdings, Inc. - CFO So let's start with the first question. The asphalt terminals are the first in line for dropdown, as those are the easiest ones to drop. It may even happen this year at closing. And the next step will be to drop the Big Springs terminal, that will probably be towards probably 2018. That the Krotz Springs assets will be dropped as we make a decision, on the -- as you suggested, as we make a final decision of how to run this refinery, so those are delayed until probably 2019. We believe we have here three years of roughly $20 million, $30 million a year of drops, on top of what Delek is building right now in its own books to drop into DKL which is basically most of our gathering business and trucking business can be dropped also during the time. With respect to the buyback, we always look at the availability and cash flow. We are usually buying more shares when we see positive cash flow in the business. With that being said, if you look over the years, our long-term plan was always to reduce the amount of shares outstanding of the company. So with $1 billion in the balance sheet, we are comfortable using some of it to start the buyback program, the moment we will be able to. And we can expedite it as we did before, as we see positive cash flow. Hopefully I answer the question that you asked. Paul Cheng - Barclays Capital - Analyst Thank you. Operator Gabe Moreen, Bank of America Merrill Lynch. Gabe Moreen - BofA Merrill Lynch - Analyst Just a quick question in terms of the infrastructure assets and wholesale assets at Alon. Can you talk about how much that you envision in contact with DK versus being in contract by third parties? Assi Ginzburg - Delek US Holdings, Inc. - CFO When you look at the asphalt terminal, in general, those will be with DK. Same thing for the Big Spring asset. The wholesale marketing is probably going to be through DK. With that being said, as you know, Alon has a very large extensive wholesale business which is a billion gallon a year. Of that billion gallons, probably half is Alon convenience stores, and half is third-party stores that carry the Alon brands. Then the Krotz Spring assets, if we keep it as explained right now, it will be mainly at DK. With that being said, if we don't cross into a terminal, it will probably turn into a third-party business, as they have very good assets over the river. Gabe Moreen - BofA Merrill Lynch - Analyst Thanks Assi, that's helpful. As a follow-up, in terms of describing that wholesale business, that was helpful. Is it fair to say that the volatility in that business may be less than legacy DKL volatility? Can you just address that, and whether you think it is appropriate for DKL or not and why? 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Assi Ginzburg - Delek US Holdings, Inc. - CFO Absolutely. I will even go even further. When we talk about the asphalt terminal, just be very clear, we are not planning to move the asphalt marketing business, just its throughput business. As Fred mentioned on the call earlier, we're moving close to a million tons a year of asphalt. That numbers are based on fixed fee. When you look at the Alon wholesale business, you are correct, it is materially different than ours. In our business we are buying Gulf Coast barrels, we are assuming a lot of risk. And with the Alon wholesale business, I would say it's more in line with Delek East Texas marketing business, which is a fee-based business. Their volume may change. With that being said, all of the volume of the Big Springs Refinery is running through that wholesale business. If you look historically, Big Spring refineries running very well close to capacity. I think there was an upside here, even more if we choose to do other things with Big Springs Refinery. I would say that the asset that you see here, are much more in line with the other Delek logistics business and not DKL West Texas business. With that being said, if you look at Delek logistics business in West Texas, we are in the same area as the wells completing, and we think there are synergies in that area to improve the purchasing power of DKL in that area. Currently, we're bringing all the product from the Gulf Coast, and we're not being supplied by Alon. We will have the opportunities to have diverse supply to both the Abilene and San Angelo terminals. I think there's an upside also for DKL around the marketing in West Texas. Gabe Moreen - BofA Merrill Lynch - Analyst Understood. Thanks, Assi. Operator Fernando Valle, Citigroup. Fernando Valle - Citigroup - Analyst Happy 2017. My question was primarily on the strategic outlook from now on. First, I think Uzi had talked about growing to a five or even larger refiner over time. You made a significant step now. Strategically how do you see DK positioning over the coming years on a growth standpoint? Second, as you integrate Alon, and you do the dropdowns into DKL, the excess cash flow, be it from dropdowns or operations, how do you look at that into growth at DKL versus -- DK logistics versus refining over the coming years? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO These are very good questions. I would like to answer them, if you will, one by one. First of all, we're a growing company. That is our culture, that is our nature. We're very proud of what we achieved. While I don't want to jump the gun and with catching our breath now after working for three weeks very hard with the committee to sign the deal. We do look forward to future growth, because I think that is what the market is expecting from us. Second, the distinction, if you will, or the avenue for growth is it refinery, or is it the logistics side? I do believe that we made a tremendous amount of steps forward, both angles, as we see both on the refining side and obviously on the DKL side. However, I do believe that the Permian brings a tremendous amount of opportunity for our company. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

We're now just starting to enjoy one of the pipelines that we invested in the Permian, but with the amount of growth and the expected growth, and we see crude now approaching $55, we expect growth to come from that area. I think many people, you included, think this is the area to be in. I am not sure I know of any other refinery or refiners that are as vested in the Permian. Obviously our goal is to increase the logistics assets in that area, as much as we can. In regard the comment I think that was the comment of deploying capital between the two avenues, or actually three, because convenience stores, we're now going back into the business. I think we proved to the market already that where capital is cheap, this is where we're going to invest. And vice versa by just pulling out of DK convenience stores, selling them at call it 13, 13.5 time multiples. We will be, we will look at the avenues and the place where capital is needed, and where capital is best deployed, if you will, to make that decision. I hope I answered your questions. Fernando Valle - Citigroup - Analyst Yes. Very clear. Thank you for that. Just as a follow-up, were there any quick hit investments you could make on Big Spring? I know Krotz is going to be a little bit longer term, but on Big Spring or on the asphalt business, or even retail, that can be accretive to DK over the next 6 to 12 months? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO You're talking about 6 to 12 months from closing I assume. The short answer is absolutely yes. Fernando Valle - Citigroup - Analyst Anything that you can detail on either side? Or you think it is particularly interesting to you? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Of course there are several things that we're looking at very carefully. As you remember that we did it with both Tyler and Dorado. We're not in a position to share these projects with the market just yet. Just go to the market, for the most part we target 50% return simple EBITDA on the capital invested, so probably in the coming months, we will report on these projects. But the short answer is absolutely yes. Fernando Valle - Citigroup - Analyst Great. Thank you so much. And congratulations. Operator Johannes Van Der Tuin, Credit Suisse. Johannes Van Der Tuin - Credit Suisse - Analyst Happy New Year's. Congrats for closing the deal, or at least coming to an agreement. A couple questions, just to go back on logistics. You have done a fairly good job outlining what's going to the dropdown into DKL. I'm curious outside of drops, do you see any other logistic opportunities, either through the DKL business, or things that can be done on the C Corp level? 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO I must say that you are very persistent, Johannes. This is the third time you asked the question, so you're not going to go way pretty easily. On this note, absolutely. Obviously, I don't want to be specific with specific assets, but we all know that we want to grow in the Permian. We all know that there are several assets in the Permian. And we want to be a big player in that area. We believe that this is the area for DK, so absolutely yes. Johannes Van Der Tuin - Credit Suisse - Analyst Okay, and then going back over to Krotz Springs for second. The $32 million number that was highlighted, I guess that is a little bit higher than we had expected internally. So if you could, is there a way for you to go through as to what that includes, and any assumptions that are baked into that number? I know you mentioned already that it assumes it continues to operate as a refinery, but is there anything else that we should keep in mind? Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Mark, do you want to take that? Mark Smith - Delek US Holdings, Inc. - EVP Yes, I can take that. This is Mark Smith. It's really on the Krotz side, it's actually base logistics assets, so they have four crude docks that they bring in, almost 40,000 barrels a day of crude via barge into the refinery, and then they have quite a bit of storage, both on the crude and on the product side of the business there at Krotz Springs. Then they do have a small rack at the refinery that could be dropped. So it is base logistic assets. It should correspond very well to what Alon has published previously. Johannes Van Der Tuin - Credit Suisse - Analyst Okay. Then as far as assumptions go, especially for things like the crude dock, anything to move in crude or move product out, is that assuming a certain margin environment or a certain spread environment? Mark Smith - Delek US Holdings, Inc. - EVP It would assume that the refinery is a viable refinery and is running. Johannes Van Der Tuin - Credit Suisse - Analyst Okay. All right. I think that wraps up all my questions. Thank you very much for taking them. Operator Lin Shen, HITE. 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Lin Shen - HITE Hedge Asset Management - Analyst I just wanted to ask the question for the MLP. I think you use 10% distribution growth from 2017 to 2020 as an example. But it is also in line with your long-term growth outlook distribution growth for DKL. After this deal, how comfortable and how should we think about their distribution growth of DKL in the long-term? Assi Ginzburg - Delek US Holdings, Inc. - CFO As we outlined on page 11, we believe that the current dropdown, this will enable us to grow for the next three years by at least 10%. We actually mentioned double digits, and achieve 1 to 1.2 coverage. We did not take into consideration any material development of assets in the Permian but we do know today that we are gathering roughly 50,000 barrels a day in the Permian, and we can grow up to 200,000 barrels a day if we want to. We know that we own only one pipeline in the Permian, but there is a desire to have more, and to serve mainly the DK Alon and other refineries in the area. And therefore I will that we are targeting longer term than just two years of growth. With that being said, what we know today is providing us comfortable guidance for three years of 10% growth. Lin Shen - HITE Hedge Asset Management - Analyst Great. And also finally, today, one of your peers just announced a set of dropdown, and also the IDR change applies. How should we think about DKL long-term to be an LP with maybe a higher IDR burden? How should we think about your long-term strategy given where we heard this morning from the peer? Assi Ginzburg - Delek US Holdings, Inc. - CFO We don't know what the peer announced today. Right now we are comfortable with the structure that we have. The fact that DKL is not leveraged, and the fact that DKL has a large storage facility, and the fact that we don't plan to issue any equity allows us to continue to stay with the current structure. With that being said, we understand the market, if we will issue a lot of equity, we understand that we may need to change some of the structure, or give it some waivers. But we're comfortable with the structure today. I will say it again. If the structure will not work, we will look into it. We want to accommodate DKL shareholders. We are the largest owner of DKL at 60%, excluding the IDRs, and we want that company to be able to grow. Lin Shen - HITE Hedge Asset Management - Analyst So you think DKL does not need to issue any equity in 2017 to finance a dropdown or capital? Assi Ginzburg - Delek US Holdings, Inc. - CFO At this point we do not wish to issue equity at DKL. Lin Shen - HITE Hedge Asset Management - Analyst Great. Thank you very much. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO We want to be clear, not 2017, the future path, we don't contemplate that. Just to be clear. Lin Shen - HITE Hedge Asset Management - Analyst Okay, great. Thank you. Operator There are no further questions in the queue. I turn the call back over to the presenters. Uzi Yemin - Delek US Holdings, Inc. - Chairman, President and CEO Thank you, Heidi. That was a long call. We appreciate everyone's interests. I said it earlier I would like to thank the DK and ALJ employees for their really hard work over the last two months. I would like to thank the Board of Directors for DK, and the special committee for ALJ, for working tirelessly over the last two months to get this deal done. I would like to thank my colleagues around the table for working nights and days over the holidays. And I would like to thank you, the investors, and the investing community, the analysts for your interest in our Company. It is a great day for us. Thank you very much. We will talk to you very soon. Operator This concludes today's conference call. You may now disconnect. D I S C L A I M E R Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved. 7434430-2017-01-03T21:00:48.207 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies. JANUARY 03, 2017 / 4:00PM, DK - Delek US Holdings Inc Conference Call to Discuss Definitive Agreement to Acquire Alon USA Energy Inc

Safe Harbor Provisions Regarding Forward-Looking Statements
This communication contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments,  risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s  filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE

PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.